EXHIBIT 23.4

CONSENT OF KPMG LLP

Board of Directors

Zhone Technologies, Inc.:

We consent to the use of our reports dated March 28, 2003 with respect to the consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, included in this joint proxy statement/prospectus, and to the reference to our Firm under the heading “Experts.” Our report dated March 28, 2003 contains an explanatory paragraph describing the Company’s change in accounting for goodwill and other intangible assets.

/s/ KPMG LLP

Mountain View, California

August 14, 2003